SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                            FORM 6-K

                    REPORT OF FOREIGN ISSUER
            PURSUANT TO RULA 13a-16 OR 15d-16 OF THE
                SECURITIES EXCHANGE ACT OF 1934

                         April 25, 2000

                       CREO PRODUCTS INC.
     (Exact name of Registrant as specified in its charter)

                        3700 Gilmore Way
                  Burnaby, B.C. Canada V5G 4M1
            (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

     Form 20-F     x          Form 40-F
                  ---                      ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes            No     x
           ---            ---

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                        FOR IMMEDIATE RELEASE

     Creo Announces CreoScitex Partnership Program for Comprehensive
                     Color VI Printing Solutions

Vancouver, BC, Canada (May 30, 2000) Creo Products Inc. (NASDAQ - CREO, TSE -
CRE) ("Creo") is pleased to announce that CreoScitex has formed a partnership program with leading vendors of variable information (VI) authoring tools and products to provide the broadest array of market-ready solutions for color VI printing. Under the ongoing program, CreoScitex and its partners are co-developing and integrating color VI solutions based on CreoScitex Spire color servers and the CreoScitex Variable Print Specification (VPS) language. The list of participating vendors includes Atlas, GMC, PageFlex, PrintSoft, and Xerox, all of whom have completed development. All currently available solutions are being demonstrated at Drupa 2000, the world's largest trade show for the printing industry, underway in Dusseldorf, Germany, May 18-31.

More than 1.5 billion personalized pages, are printed daily worldwide. Currently, the vast majority involves black and white printing only. However, the technology to transfer a large part of this immense print volume to color is now available. As a result of the extensive CreoScitex partnership program, printers who want to extend their capabilities to color VI printing can choose from a broad variety of comprehensive solutions, matching their choice of VI authoring tools to their particular experience and application requirements. Those who are just now entering the color VI market will benefit from working with an exceptionally robust production solution that meets all personalized printing needs. Additionally, printers who are already working with the partner tools for black and white VI printing will find an easy migration to color using the CreoScitex Spire servers.

The market-ready VI solutions deliver unparalleled creation, processing, management, and printing capabilities for all personalized printing applications. While the various authoring tools meet workflow and data management, processing, and connectivity needs, CreoScitex VPS provides the vehicle to transfer the data to the production facility. The solutions also support Xerox VIPP PostScript extensions, when VIPP is generated by Data Marriage. Bringing all the elements together is the CreoScitex Spire family of color servers, which provide outstanding processing capabilities and production management control.

"This partnership program is benefiting CreoScitex and partner customers as well as the personalized printing market in general," said Hanan Yosefi, Vice President, Printing Workflow Solutions, CreoScitex Israel. "We are proactively participating in the development of standards for this emerging market and we will continue to ensure the highest levels of connectivity for our customers. We look forward to extending our partnership program to include even more vendors."

Vendors partnering with CreoScitex are excited about the benefits their joint solutions offer, as evidenced by the following comments:

Harry Raaphorst, CEO, Atlas:
"Atlas is CreoScitex' first partner to offer VPS running on Macintosh and PC platforms. With our existing installed base in the DocuTech environment and in other Xerox color digital printers, and the new connectivity to the CreoScitex Spire Color server line, we are well-positioned to provide our customers with the best solutions for all their personalized printing needs." The Atlas solution is available now. http://www.atlassoftware.nl/

Dr. Rene Muller, CEO, GMC (Switzerland):
"GMC's PrintNet has long provided outstanding capabilities for producing direct mail prints in a variety of environments and formats. For us, implementing the
VPS language was easy since we already had PostScript capabilities."   The GMC
solution is ready for beta testing. http://www.gmc.net/

Paul Trevithick, President, Pageflex:
"As the demand for personalized printing increases, so too does the need for high performance variable printing RIPs. CreoScitex color servers enable us to present the best throughput by processing recurring images only once. We are very excited to be demonstrating our one-to-one marketing solutions with CreoScitex at Drupa." The Pageflex solution is now ready for beta testing. http://www.pageflexinc.com

Harald Weinhandl, General Manager, PrintSoft Australia:
"Our authoring tool, PreS, is already renowned for its robustness and performance in black and white printing. Now, by partnering with CreoScitex, we can offer those same advantages for full-color digital output in data intensive applications. The results we've achieved with VPS are astounding." The PrintSoft solution is ready for beta testing. http://www.printsoft.com

Linda Becker, Vice President, Color Document Production Systems, Xerox
Corporation: "Xerox provides solutions that can drive both VPS and VIPP jobs to our production color digital printers. This positions Xerox as the leader in addressing all variable printing applications, from statements to one-to-one marketing documents, with comprehensive end-to-end solutions based on CreoScitex Spire technology." The Xerox solution is now ready for beta testing. http://www.xerox.com.

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CreoScitex and the CreoScitex logos are trademarks of Creo Products Inc. All products are either trademarks or registered trademarks of Creo Products Inc. or Scitex Corporation Ltd.